Tahra Wright Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.859.7354 twright@loeb.com

September 26, 2012

Justin Dobbie
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Geltology Inc.

Amendment No. 2 to Form 8-K

Filed on August 29, 2012

File No. 333-174874

Dear Mr. Dobbie:

On behalf of our client, Geltology Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments issued in a letter dated September 18, 2012 (the “Staff’s Letter”) regarding the Company’s Current Report on Form 8-K (the “8-K”). Contemporaneous with this submission, we have filed an amended Form 8-K on behalf of the Company (the “Amended 8-K”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended 8-K, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Unless otherwise noted, page numbers refer to the marked copy of the Amended 8-K that has been revised as indicated herein. We have also submitted five clean and marked copies of the Amended 8-K to the Staff.

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie U.S. Securities and Exchange Commission September 26, 2012 Page 2

Naval Orange Production, page 5

1.	We note your response to our prior comment 2. Please refrain from referring to compound growth rates here and elsewhere as these represent two discrete snapshots in time but do not show trends or events during the remaining period. Otherwise, please revise to include enough information regarding the growth of the industry during the period in question so that any trends or compound annual growth rate disclosure can be better understood in context.

RESPONSE: The Company revised the description to include information regarding industry growth, and added a chart showing the production volume each year from 2000 to 2010.

Our Competitive Strengths, page 7

2.	We note that in the first paragraph you address the quality standards that apply to your contract farmers and to your suppliers. Please revise to also address the quality standards that you follow in the orchards that you farm with your own employees.

RESPONSE: The Company follows the same quality standards in the orchards farmed with our own employees, as those applied to contract farmers and suppliers. The Company has revised the description, accordingly.

Growth Strategy, page 8

3.	We note your response to our prior comments 20 and 35. Please revise here to disclose the anticipated costs for implementing your advertising growth strategy, as you discuss in your response to our prior comment 35.

RESPONSE: We have added this description. “For the next 12 months, we anticipate spending approximately $400,000 to promote our brand name, primarily through stores, Internet, TV and radio advertisements.”

Competition, page 8

4.	We note your response to our prior comment 22 and the addition of the footnote on page 9. It is still not clear to us from the disclosure what the designation of Leading Enterprise Qualification means. Please define it when first used.

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie U.S. Securities and Exchange Commission September 26, 2012 Page 3

RESPONSE: We have added a more detailed description of Leading Enterprise Qualification.

Suppliers, page 9

5.	We note from your revised disclosure in response to our prior comment 23 that with regards to supply contracts with third parties, you will pay 10% of the purchase price to the supplier upon signing of the agreement. Please revise the notes to your financial statements to disclose how you account for these advance payments.

RESPONSE: Upon execution of purchase contracts with local farmer collectives, as a measure to secure title in the naval oranges to be purchased, the company usually makes an advance payment equivalent to approximately 10% to 20% of the total contract price when executing purchase contracts with local farmer collectives. Upon receiving delivery of naval oranges, these advance payments will be applied against related invoices. As of December 31, 2010 and 2011, approximately $1,810,000 (11,504,849 RMB) and $1,326,932 (8,773,406 RMB) have been advanced to local farmer collectives. As of June 30, 2012, the Company had made no advance payments or purchases of navel oranges as the company's operating cycle starts from October to March of next year. Note 4 to the financial statements includes disclosure of the advanced payments.

Significant Customers, page 10

6.	Your revised disclosure in response to our prior comment 25 indicates that distributors deposit RMB 1,000,000 with you as a security deposit. Please revise the notes to your financial statements to disclose how you account for these deposits, the conditions under which the deposits would or would not be refunded to the distributors, and whether the deposits are offset with amounts due monthly from such distributors. In addition, your revised disclosure should indicate the number of distributors with which you have these agreements.

RESPONSE: Under certain circumstances, the Company requires a security deposit of approximately $160,000 (one million RMB) from distributors. These security deposits are initially treated as customer advances. At the end of each accounting period, they are applied against related accounts receivable. Any remaining balances will be refunded to the distributors. Over the past two years, the Company received such security deposits from two distributors. No balance remained as of Dec 31, 2011 and 2010 as well as June 30, 2012. Accordingly, no financial statement disclosure is deemed necessary.

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie U.S. Securities and Exchange Commission September 26, 2012 Page 4

Management's Discussion and Analysis, page 26

7.	Please revise MD&A to include a discussion of the company's financial condition, results of operations and liquidity and capital resources as of June 30, 2012 and for the six month periods ended June 30, 2012 and 2011 as included in the company's most recent interim financial statements included in the filing.

RESPONSE: MD&A has been revised as requested.

Results of Operations for the Year Ended December 31, 2011 Compared, page 29

8.	Please explain to us the meaning of the statement in the first paragraph that “[t]he favorable market caused by the continually rising demand for organic navel oranges in China made it possible for [you] to increase [y]our sale price” in light of your disclosure on page 4 that you “do not market any of [y]our navel oranges as organic to the consumer market.”

RESPONSE: The Company has removed the word “organic,” because there has been increased demand for navel oranges generally, irrespective of whether the navel oranges are organic or not.

Liquidity and Capital Resources, page 36

9.	We note your response to our prior comment 35. Please revise to disclose the amount you plan to spend over the next 12 months on advertising along with any other material planned expenditures.

RESPONSE: The Company has revised the disclosure as requested.

In addition, the Company wants to correct its answer to your prior comment 34 as below:

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie U.S. Securities and Exchange Commission September 26, 2012 Page 5

RESPONSE: The Company leases a total of 7,326.50 mu of land, where approximately 308,000 navel orange trees are cultivated. A mature orange tree, which usually starts maturing between 6 to 10 years, can produce up to 90kg of navel oranges. The ages of our trees in the leased orchard land ranged from 5 to 7 years in 2011. The actual output per tree in 2011 was about 45kg on average. As the orange trees become more mature in 2012, the output per tree is expected to be more than 45kg. As a result, total expected output of navel oranges is more than 13.86 million kg in 2012. Based on the Company’s agreements with local farmers who cultivated these trees, 60% of output belongs to the Company while 40% remains with farmers. Hence, the Company will keep more than 8.316 million kg of navel oranges from its leased orchards in 2012. Navel oranges were selling at approximately $0.82 per kg in 2011 and $0.80 per kg in the first six months of 2012. Hence, the total expected sales revenue from cultivated oranges is more than $11.4 million in 2012. The gross profit margin of total sales is expected to approximately 70%, consistent with the Company’s historical experience with self-cultivated navel oranges. The additional selling and administration cost associated with sale of additional self-cultivated navel oranges is estimated to be limited and offset by the expected increased output in 2012 as compared to 2011. As a result, the estimated profit is approximately $4.7 million.

Number of leased trees	308,000
Expected output per leased tree in 2012 (in KG)	45
Expected total output from leased trees in 2012	13,860,000
% shares to the Company	60%
Expected output from leased trees in 2012 to the Company	8,316,800
Expected sale price per KG	0.81
Expected sale revenue	6,735,960
Rate of profit out of total sales	70%
Net Profit	4,715,172

In 2010, the Company generated earnings before income tax of approximately $5.6 million. Since 2011, the Company started enjoying income tax waiver. As the navel orange market keeps growing in China, the Company predicted that the profit generated from the orchards and purchased oranges other than the leased 308,000 trees in 2012 is at least $5.5 million (RMB35,000,000).

The Company has revised its disclosure to clarify the basis for such calculations.

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations

Justin Dobbie U.S. Securities and Exchange Commission September 26, 2012 Page 6

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4122.

Sincerely,

/s/ Tahra Wright

Tahra Wright

Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing www.loeb.com A limited liability partnership including professional corporations